FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of: ____February_________________

Commission File Number: 0-25672

MIRAMAR MINING CORPORATION
(Translation of registrant’s name into English)

#300 - 889 Harbourside Drive
North Vancouver, British Columbia
Canada V7P 3S1
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F	Form 40-F X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __________

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) 82 — __________

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MIRAMAR MINING CORPORATION (Registrant)

By:	/s/ A. David Long
A. David Long, Corporate Secretary

Dated: February 8, 2007

MIRAMAR MINING CORPORATION

Suite 300 - 889 Harbourside Drive, North Vancouver, B.C. V7P 3S1 Canada Tel: (604) 985-2572 Fax: (604) 980-0731 Toll Free: 1-800-663-8780

February 8, 2007	NEWS RELEASE 07-02	MAE - TSX MNG-AMEX

Miramar Reports Final 2006 Hope Bay Drill Results
-Results continue to define mineralization for ongoing pit studies at Madrid -
-Significant mineralization in additional sampling at Boston, incl. 118g/t over 1 m and 54.2 g/t over 2.0m-

VANCOUVER — Miramar Mining Corporation today announced the final results from the 2006 exploration program at Hope Bay, Nunavut.

The objective of Miramar’s 2006 work at Hope Bay was to define a second phase (Phase II) of production following the proposed Doris North Mine (Phase I) which is now in the permitting process. Originally, Phase II was planned to be primarily underground at Madrid, supported by the high grade ores from Boston and Doris Central. However, early in 2006 internal studies indicated that there were possible opportunities for larger scale production at Hope Bay. During 2006, the Company conducted drill programs and studies to determine the potential for a large scale Phase II operation (either open pit or underground) centered at Madrid.

The final drill results from the Madrid area have been received and continue to demonstrate that the currently modelled Madrid zones are part of a larger, continuous single deposit. Of particular interest are recent shallow intercepts from the Naartok East zone including 06PMD497, which encountered 3.4 g/t gold over 81 metres including a higher grade interval of 7.4 g/t over 12 metres. This hole is higher in grade than previous shallow drilling in this portion of the Naartok East zone and follow up drilling is planned for 2007 to determine the effect of this mineralization on ongoing pit studies.

Also in 2006, an extensive program of core sampling on un-sampled sections of previously drilled holes was completed in the Boston resource area. Three sections through the main Boston mineralization were selected for sampling to determine the potential of a lower grade halo around the currently defined resource.

Assays for these sections have returned gold values indicating that local zones around the currently modelled resources have potential to have a positive impact on ongoing technical economic studies. Additionally, significant high grade mineralization was returned from previously un-sampled zones between and on strike of the currently modelled resource. Hole BUG361 drilled in 2000, returned 54.2 g/t gold over 2m including 95 g/t over 1m and BUG 362, also drilled in 2000, returned a value of 118.5 g/t over a 1 metre sample. These results are exciting, but it is still too early to determine what impact they might have on the Boston resource and the development plans going forward. An aggressive sampling program will be undertaken in 2007 based on these results.

Evaluation of the Boston Nose (“BN”) zone, a newly discovered zone approximately 400m north of the current Boston resource also continued to return interesting results; the final holes are reported in the appended table. Drilling and sampling has indicated the BN zone is a large low grade mineralized area, geologically more analogous to Madrid style mineralization than the mineralization associated with quartz veining at Boston. Further evaluation of this near surface zone will continue in 2007 along with additional targets including a re-evaluation of the Boston resource to help define what opportunities these deposits offer to enhance potential Phase II development and production.

In 2006 Miramar completed 65,775 m of drilling in 233 drill holes on the property, one of the largest single-project programs in the industry.

Madrid

At Madrid drilling progressed to evaluate the potential for continuous mineralization in the gaps between the Suluk, Rand and Naartok East and West deposits, with the purpose of determining if currently modelled resource zones are in fact parts of a larger more continuous deposit and to support studies on the open pit potential at Madrid.

The work completed in 2006 was successful in finding continuous mineralization in the gaps between these deposits, expanding the Suluk deposit to the south and expanding Naartok East to the north. The drilling completed in 2006 met or exceeded the Company’s expectations, including the best hole ever drilled at Hope Bay (9.3 g/tonne of gold over 93.5 meters, previously reported) at Naartok East. The data from this drilling is being used to support technical economic studies on two production alternatives at Madrid (underground vs. open pit mine) for Phase II, with additional feed coming from separate underground mines at the Boston and Doris Central deposits. Additional drilling will be required in 2007 to support a feasibility study on the optimum Hope Bay Phase II development alternative.

Highlights from the final results from the 2006 season include:

Naartok Rand Gap Area	FROM	TO	LENGTH	Au
HOLE ID	Area	meters	meters	meters	g/t
06PMD486	Rand	65.80	102.00	36.2	2.4
06PMD488	East	20.00	83.16	63.2	2.6
includes	East	73.56	79.48	5.9	8.5
06PMD497	East	94.50	175.50	81.0	3.4
includes	East	123.00	133.50	10.5	7.7

Naartok Expansion	FROM	TO	LENGTH	Au
HOLE ID	Area	meters	meters	meters	g/t
06PMD487	East	262.00	277.00	15.0	2.9
06PMD493	East	274.00	289.25	15.3	1.5
06PMD495	East	440.50	441.25	0.8	39.3

Boston

The mineralization encountered in the 2006 drilling on the BN zone consists of altered volcanic units with disseminated sulphides and has not been previously recognized at Boston where earlier drilling tended to focus on quartz veining similar to the B2 and B3 zones. In December 3,400 samples of earlier drilling were collected and sent for analysis. Assay highlights are reported below. The work at the BN zone has focussed on possibility of identifying either a supplementary underground development area or a larger production center which may be amenable to open pit exploitation at Boston.

Additional sampling highlights:

HOLE ID	Area	FROM	TO	LENGTH	Au
		meters	meters	meters	g/t
BUG244	BOSTON	56.00	66.00	10.0	1.5
BUG260A	BOSTON	25.00	30.43	5.4	1.5
BUG264	BOSTON	107.00	122.00	15.0	1.2
BUG361	BOSTON	65.00	67.00	2.0	54.2
includes		66.00	67.00	1.0	94.7
And		74.00	83.00	9.0	3.2
BUG362	BOSTON	77.55	78.55	1.0	118.5
BUG370	BOSTON	127.87	144.90	17.0	1.1
BUG372	BOSTON	59.50	64.00	4.5	1.7
And		151.00	152.50	1.5	18.9

Initial geological modeling will evaluate for the potential of the existence of a lower grade halo around both around the BN zone and the existing resources areas such as B2 and B3.

Work for 2007

Miramar anticipates it will spend approximately $30m and complete approximately 75,000 metres of drilling on programs at Hope Bay in 2007. The 2007 program will include an increased exploration component to look for new discoveries beginning in early March as well as drilling to support ongoing technical studies, metallurgical testing, resource infill and upgrading and permitting data collection. Miramar’s immediate objective is to complete a Preliminary Assessment (“PA”) on phase II during the second quarter of 2007. The PA will outline (within the + or – 30% range of economics), two alternatives: 1) the large entirely underground development; and 2) the large scale combination underground and open pit option.

The results of the PA will define the course of direction for phase II after which the Company will embark on the phase II bankable feasibility study (“FS”). It is expected that the FS would take another 12 – 14 months to complete (1st half 2008) and would include further test work and resource upgrade/infill drilling. Once a decision has been made on which production alternative offers the best return a Preliminary Project Description can be filed with the Nunavut Impact Review Board (“NIRB”) on Phase II. The Phase II feasibility Study would need to be completed prior to filing the project’s Environmental Impact Assessment for environmental assessment by NIRB. Miramar’s detailed plans and objectives for the 2007 program at Hope Bay will be announced before the end of Q1, 2007.

In addition an update to the Doris North Feasibility Study is also underway and is expected to be completed in May 2007. The study will also examine the changes that would be required to allow the Doris North facility to process ore from the Doris Central zone in order to bridge production from Doris North to Phase II. Production from Doris Central will require further feasibility work and permitting

Miramar Mining Corporation

Miramar is a Canadian gold company that controls the Hope Bay project, one of the largest undeveloped gold projects in Canada. The Hope Bay project covers over 1,000 sq. km. and encompasses one of the most prospective undeveloped greenstone belts in Canada. Miramar aims to become an intermediate gold producer through the integrated development of the Hope Bay belt starting with the proposed small scale, high grade Doris North Mine. Miramar then expects to extend and expand production levels by developing through phase II, the Madrid, Boston and remaining Doris deposits.

The technical information in this news release has been prepared in accordance with Canadian regulatory requirements set out in National Instrument 43-101 and reviewed by John Wakeford, P. Geo. Vice President, Exploration for Miramar Mining Corporation, and the Qualified Person for the Company as set out in NI 43-101. The analytical method for the gold analyses is gravimetric assay done by TSL Laboratories in Saskatoon, with metallic screen assays for all samples assaying over 20 g/t gold. Check assays are completed by ALS Chemex in North Vancouver.

Assay intervals reported are drill core lengths. Geologic interpretation of drill results is underway. However, it is estimated that true widths would generally be at least 70-80% of reported core lengths.

Forward Looking Statements

Statements relating to exploration work at the Hope Bay project and the expected costs and results of this work and statements regarding the expected results of the 2006 work program and the planned program for 2007, proposed Preliminary Assessment and Feasibility and other studies and production strategies and the estimates as to the adequacy of cash resources are forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation. Forward looking statements are statements that are not historical facts and are generally, but not always, identified by the words “expects,” “plans,” “anticipates,” “believes,” “intends,” “estimates,” ‘projects,” “aims,” “potential,” “goal,” “objective,” “prospective,” and similar expressions, or that events or conditions “will,” “would,” “may,” “can,” “could” or “should” occur. Information inferred from the interpretation of drilling results and information concerning mineral resource estimates may also be deemed to be forward looking statements, as it constitutes a prediction of what might be found to be present when and if a project is actually developed. These forward-looking statements are subject to a variety of risks and uncertainties which could cause actual events or results to differ materially from those reflected in the forward-looking statements, including, without limitation: risks related to fluctuations in gold prices; uncertainties related to raising sufficient financing to fund the planned work in a timely manner and on acceptable terms; changes in planned work resulting from weather, logistical, technical or other factors; the possibility that results of work will not fulfill expectations and realize the perceived potential of the Company’s properties; uncertainties involved in the interpretation of drilling results and other tests and the estimation of gold reserves and resources; the need for continued cooperation of government agencies and Inuit groups in the development of the Hope Bay property and the possibility that required permits or government approvals may not be obtained on a timely manner or at all; the possibility that capital and operating costs may be higher than currently estimated and may preclude commercial development or render operations uneconomic; the possibility that the estimated recovery rates may not be achieved; risk of accidents, equipment breakdowns and labour disputes or other unanticipated difficulties or interruptions; the possibility of cost overruns or unanticipated expenses in the work program; the risk of environmental contamination or damage resulting from Miramar’s operations and other risks and uncertainties, including those described in this press release and in Miramar’s Annual Report on Form 40-F for the year ended December 31, 2005 and Reports on Form 6-K filed with the Securities and Exchange Commission.

Forward-looking statements are based on the beliefs, estimates and opinions of Miramar’s management on the date the statements are made. Miramar undertakes no obligation to update these forward-looking statements if management’s beliefs, estimates or opinions, or other factors, should change.

All resource estimates reported in this disclosure are calculated in accordance with the Canadian National Instrument 43-101 and the Canadian Institute of Mining and Metallurgy Classification system. These standards differ significantly from the requirements of the United States Securities and Exchange Commission, which permits U.S. mining companies in their SEC filings to disclose only those mineral deposits that qualify as proven or probable “reserves” because a determination has been made based on an appropriate feasibility study that the deposits could be economically and legally extracted or produced. Accordingly, resource information reported in this disclosure may not be comparable to similar information reported by United States companies. The term “resource(s)” does not equate to “reserves” and normally may not be included in documents filed with the Securities and Exchange Commission, and investors are cautioned not to assume that “resources” will be converted into “reserves” in the future.

This disclosure uses the term “inferred resources”. While this term is recognized by Canadian regulations concerning disclosures by mining companies, the U.S. Securities and Exchange Commission does not recognize it. “Inferred resources” have a great amount of uncertainty as to their existence and as to their economic and legal feasibility. It cannot be assumed that all or any part of the “inferred resources” will ever be upgraded to a higher category. Under Canadian rules, estimates of “inferred resources” may not form the basis of feasibility or pre-feasibility studies except in rare cases. Investors are cautioned not to assume that part or all of an “inferred resource” exists or is economically or legally feasible.

This news release has been authorized by the undersigned on behalf of Miramar Mining Corporation.

For further information contact:
Anthony P. Walsh
President & CEO, Miramar Mining Corporation
Tel: (604) 985-2572 Fax: (604) 980-0731Toll Free: 1-800-663-8780Email: info@miramarmining.com

Madrid Drill Results ( n.s.v.---- no significant values)

HOLE ID	Area	FROM	TO	LENGTH	Au
		meters	meters	meters	g/t
06PMD486	Rand	33.00	34.50	1.5	3.0
And	Rand	41.00	51.07	10.1	2.6
And	Rand	65.80	102.00	36.2	2.4
06PMD487	East	262.00	277.00	15.0	2.9
includes	East	265.00	266.50	1.5	5.2
And	East	318.50	342.50	24.0	0.7
includes	East	320.00	321.50	1.5	1.8
06PMD488	East	20.00	83.16	63.2	2.6
includes	East	43.95	44.95	1.0	11.7
and includes	East	73.56	79.48	5.9	8.5
And	Rand	307.70	315.20	7.5	5.3
And	Rand	394.70	399.20	4.5	1.4
And	Rand	439.74	444.15	4.4	1.8
06PMD489	East	461.00	465.00	4.0	1.8
And	East	493.50	499.50	6.0	1.9
And	East	514.50	516.00	3.5	1.5
06PMD490	East	263.50	277.00	13.5	0.6
06PMD491	Rand	204.23	245.10	40.9	1.4
includes	Rand	230.30	243.80	13.5	2.2
And	Rand	547.50	560.00	12.5	1.3
And	Rand	582.00	585.00	3.0	2.9
06PMD492	East				n.s.v.
06PMD492A	East	579.00	605.50	26.5	1.7
includes	East	581.00	582.00	1.0	19.4
And	East	657.50	663.50	6.0	1.4
And	East	696.00	723.14	27.1	2.1
includes	East	696.00	705.00	9.0	3.8
06PMD493	East	253.35	253.65	0.3	3.6
And	East	274.00	289.25	15.3	1.5
includes	East	278.80	283.30	4.5	2.5
06PMD494	Rand	368.00	374.00	6.0	2.3
And	Rand	405.50	428.00	22.5	1.2
And	Rand	440.50	463.50	23.0	1.8
And	Rand	483.00	489.00	6.0	1.6
06PMD495	East	440.50	441.25	0.8	39.3
And	East	451.50	454.20	2.7	1.2
06PMD496	East	488.00	498.00	10.0	1.2
06PMD497	East	94.50	175.50	81.0	3.4
includes	East	123.00	133.50	10.5	7.7
06PMD498	Rand	484.00	490.00	6.0	1.8
And	Rand	512.50	523.00	10.5	1.2
06PMD499	East	342.06	345.50	3.4	1.2
And	East	494.36	499.22	4.9	1.8
And	East	572.50	573.50	1.0	7.2

Boston Sampling Results ( n.s.v.---- no significant values)

HOLE ID	year drilled	Area	FROM	TO	LENGTH	Au
			meters	meters	meters	g/t
06SBD338	2006	BN	197.50	199.00	1.5	3.0
And			232.00	236.00	4.0	4.1
includes			232.00	232.68	0.7	16.4
06SBD352	2006	BN	258.90	266.11	7.2	1.3
06SBD351	2006	BN	29.00	44.00	15.0	2.2
includes			36.90	42.50	5.6	3.5
And			129.50	135.50	6.0	1.4
BUG233	2000	BOSTON	6.00	13.00	7.0	1.8
And			44.00	54.90	10.9	1.2
And			66.00	71.00	5.0	1.6
BUG238	2000	BOSTON	26.00	27.00	1.0	2.2
BUG244	2000	BOSTON	19.55	21.60	2.1	1.8
And			56.00	66.00	10.0	1.5
includes			61.00	62.00	1.0	6.0
BUG245	2000	BOSTON				n.s.v.
BUG248	2000	BOSTON				n.s.v.
BUG251	2000	BOSTON				n.s.v.
BUG252	2000	BOSTON				n.s.v.
BUG257	2000	BOSTON				n.s.v.
BUG260A	2000	BOSTON	25.00	30.43	5.4	1.5
BUG261	2000	BOSTON				n.s.v.
BUG264	2000	BOSTON	107.00	122.00	15.0	1.2
includes			118.00	121.50	3.5	2.6
BUG265	2000	BOSTON				n.s.v.
BUG266	2000	BOSTON	22.60	24.00	1.4	2.0
And			101.00	102.50	1.5	3.6
BUG269	2000	BOSTON				n.s.v.
BUG276	2000	BOSTON				n.s.v.
BUG286	2000	BOSTON				n.s.v.
BUG292	2000	BOSTON	104.00	121.50	17.5	1.2
includes			117.88	118.32	0.4	15.3
BUG294	2000	BOSTON	162.63	163.50	0.9	5.2
And			193.50	195.00	1.5	1.7
BUG297	2000	BOSTON	56.00	58.00	2.0	2.4
And			139.00	140.00	1.0	13.5
BUG298	2000	BOSTON	147.00	148.00	1.0	2.3
BUG301	2000	BOSTON	24.00	25.00	1.0	3.4
And			67.00	68.00	1.0	3.2
BUG302	2000	BOSTON	16.00	17.00	1.0	1.7
And			43.00	45.50	2.5	3.9
And			50.70	70.66	20.0	0.4
And			86.82	92.00	5.2	1.9
BUG320	2000	BOSTON				n.s.v.
BUG340	2000	BOSTON				n.s.v.
BUG347	2000	BOSTON				n.s.v.

BUG352	2000	BOSTON				n.s.v.
BUG357	2000	BOSTON	80.00	81.50	1.5	15.1
BUG359	2000	BOSTON				n.s.v.
BUG361	2000	BOSTON	21.00	22.00	1.0	2.6
And			65.00	67.00	2.0	54.2
includes			66.00	67.00	1.0	94.7
And			74.00	83.00	9.0	3.2
includes			74.00	75.00	1.0	9.9
includes			78.00	79.00	1.0	11.4
BUG362	2000	BOSTON	11.00	12.00	1.0	1.5
And			30.00	31.00	1.0	1.5
And			77.55	78.55	1.0	118.5
BUG370	2000	BOSTON	59.00	62.00	3.0	4.3
And			127.87	144.90	17.0	1.1
includes			137.95	139.00	1.1	7.8
And			156.00	161.94	5.9	1.4
BUG372	2000	BOSTON	59.50	64.00	4.5	1.7
And			151.00	152.50	1.5	18.9
And			175.50	177.00	1.5	2.1
S01-262	2001	BOSTON				n.s.v.
S01-263A	2001	BOSTON				n.s.v.
S04-321A	2001	BOSTON				n.s.v.

N
MIRAMAR
HOPE BAY LTD.
Madrid Drill Hole Locations
Legend
Newly Released 2006 Drill Hole
Previously Released 2006 Drill Hole
Large Pit Outline
Medium Pit Outline
433200 mE
433400 mE
7551600 mN
7551400 mN
7551200 mN
7551000 mN
7550800 mN
7550600 mN
7550400 mN
06PMD457
06PMD452
06PMD496
06PMD455
06PMD495
06PMD451
06PMD454
06PMD453
06PMD483
06PMD487
06PMD492A
06PMD489
06PMD450
06PMD490
06PMD492
06PMD493
06PMD484
06PMD499
06PMD448
06PMD458
06PMD468
06PMD474
06PMD463
06PMD494
06PMD491
06PMD471
06PMD465
06PMD456
06PMD488
06PMD486
06PMD498
06PMD461
06PMD460
06PMD459
06PMD497
06PMD383
06PMD386
06PMD470
06PMD430
06PMD469
06PMD462
06PMD481
06PMD467
06PMD419
06PMD439
06PMD390
06PMD472
06PMD479
06PMD381
06PMD475
06PMD480
06PMD432
06PMD478
06PMD399
06PMD380
06PMD393
06PMD464
06PMD395
06PMD404
06PMD405
06PMD473
06PMD409
06PMD398
0
100
200
meters

MIRAMAR
HOPE BAY LTD.
Boston Drill Hole Locations
Legend
Newly Released 2006 Drill Hole
Previously Released 2006 Drill Hole
N
D339
D349
D347
Sediments
D344
D348
D350
D351
D343
D340
D331
D338
Sediments
D345
D352
D346
Basalts
Volcaniclastics
Fold Axis
Portal
2006 Sampling Program
B2 Resource
0
50
100
meters

Selected Assays		
Hole ID	Length (m)	Au (g/t)
06SBD351	15.0	2.2
including	5.6	3.5
and	6.0	1.4
06SBD352	7.2	1.3